EXHIBIT 99.1

Statoil ASA: Information relating to dividend and scrip dividend programme for third quarter 2017

Key information relating to the cash dividend to be paid by Statoil (OSE:STL, NYSE:STO) for third quarter 2017.

1. Dividend

Dividend amount: 0.2201

Declared currency: USD

Last day including rights: 7 February 2018

Ex-date: 8 February 2018

Record date: 9 February 2018

Payment date: On or around 23 March 2018 at Oslo Stock Exchange (Oslo Børs), on or around 26 March 2018 at New York Stock Exchange.

Date of approval: 25 October 2017

Other information: Dividend per share in NOK will be communicated 15 February 2018

2. Scrip dividend programme

With reference to the the scrip dividend programme, approved by the annual general meeting (AGM) 11 May 2017, shareholders will get the option to receive the dividend in newly issued shares at a discount. For the dividend issue for third quarter 2017, the board has set the discount to 5%.

Subscription price: For shareholders on Oslo Børs the subscription price shall be set to the volume-weighted average share price on Oslo Børs of the last two trading days of the subscription period for the dividend issue, with a deduction for a discount of 5%. For American Depositary Rights (ADR)-holders under the ADR program in the US, the subscription price shall be equal to the subscription price for the shareholders on Oslo Børs converted into USD based on an average of the Central Bank of Norway's USD exchange rate over the last two trading days of the subscription period.

The subscription period shall commence on or about 26 February 2018. The subscription period shall be at least 10 business days for ordinary shareholders.

Will the rights be listed: No

Further information on the scrip programme for third quarter 2017 will be published in due course.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.